Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CF Câble TV inc. / CF Cable TV Inc.	Canada
Le SuperClub Vidéotron ltée	Québec
Société d’édition et de Transcodage T.E. ltée	Québec
Videotron US Inc.	Delaware
9193-2962 Québec inc.	Québec